SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO

TenderOffer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Final Amendment)

UBS Tamarack International Fund, L.L.C.
(Name of Issuer)

UBS Tamarack International Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $70,000,000 (a)	Amount of Filing Fee: $4,991.00 (b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.00713% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on July 26, 2010 by UBS Tamarack International Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $70,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4 (c) (4):

1.           The Offer expired the end of the day on August 20, 2010, at 12:00 midnight, New York time.

2.           $19,682,500 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC Authorized Signatory

By:	/s/ Robert F. Aufenanger
	Name:	Robert F. Aufenanger
	Title:	Authorized Signatory

December 7, 2010